FEF Distributors, LLC

Financial Statements and Supplemental Information
December 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FEF Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	NY	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chun Fong (212) 698-3451
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Chun Fong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEF Distributors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York)
County of New York)

Sworn to before me this 8th day of February, 2021

Notary Public

Signature

Chief Financial Officer
Title

TIFFANY N NILSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NI6095373
Qualified in Kings County
Commission Expires October 14, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ev.com

**Building a better
working world**

Report of Independent Registered Public Accounting Firm

To the Member and the Directors of
    FEF Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

New York, NY

February 26, 2021

CONFIDENTIAL

A member firm of Ernst & Young Global Limited

FEF Distributors, LLC

Statement of Financial Condition

December 31, 2020

CONFIDENTIAL

Assets

Cash and cash equivalents	$	16,140,282
Commissions receivable		332,933
Receivable from parent		426,602
Other assets		330,535
Total assets	$	17,230,352

Liabilities and Member's Equity

Liabilities

12b-1 fees payable	$	14,126,966
Payable to parent		3,531
Accounts payable and accrued expenses		111,412
Total liabilities		14,241,909
Member's equity		2,988,443
Total liabilities and member's equity	$	17,230,352

See notes to financial statements.

FEF Distributors, LLC

Statement of Operations

For the Year Ended December 31, 2020

CONFIDENTIAL

Revenue		
12b-1 income	$	92,133,900
Commissions		1,981,888
Other income		13,724
Total revenue		94,129,512
Expenses		
12b-1 expense		92,133,900
Regulatory fees		547,135
Administrative fees to the parent		562,877
Professional fees		142,793
Other		72,431
Total expenses		93,459,136
Net income before income taxes		670,376
Income taxes		1,319
Net income	$	669,057

See notes to financial statements.

FEF Distributors, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020
CONFIDENTIAL

	Paid-in Capital		Retained Earnings		Total
Balance, beginning of year	$	1,000	$	2,318,386	$	2,319,386
Net Income		-		669,057		669,057
Balance, end of year	$	1,000	$	2,987,443	$	2,988,443

See notes to financial statements.

FEF Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020
CONFIDENTIAL

Cash flows from operating activities

Net income	$	669,057
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable		26,642
Receivable from parent		(308,710)
Other assets		(37,253)
12b-1 fees payable		(4,541,896)
Payable to parent		3,531
Accounts payable and accrued expenses		21,745
Net cash used in operating activities		(4,166,884)
Net decrease in cash and cash equivalents		(4,166,884)

Cash and cash equivalents

Beginning of year		20,307,166
End of year	$	16,140,282

Supplemental disclosure of cash flow information

Income taxes paid	$	673

See notes to financial statements.

---

1) Organization

Nature of operations: FEF Distributors, LLC (the "Company") is a non-clearing registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of First Eagle Investment Management, LLC (the "Parent").

On December 2, 2020, the Parent launched and registered with the SEC, First Eagle Credit Opportunities Fund, a non-diversified, closed-end management investment company, and operating as an interval fund.

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds and the interval fund (collectively "FE Funds"). As of December 31, 2020, the FE Funds consist of eight 1940 Act registered funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle High Yield Fund, First Eagle Global Income Builder Fund, First Eagle Fund of America, and First Eagle Overseas Variable Fund ("Mutual Funds"), and one interval fund: First Eagle Credit Opportunities Fund ("Interval Fund") The Company also engages in private placements of securities solely as wholesale placement agent. The private placement activities are limited to advising on or facilitating the placement of direct participation program securities, effecting private securities offerings, and retail or institutional sales and trading activities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i), as the Company is a broker-dealer limited to the distribution of shares of mutual funds and private placements of securities solely as wholesale placement agent. The Company also does not hold customer accounts or receive customer cash or securities.

2) Significant Accounting Policies

a) **Basis of presentation**: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). All of the Company's assets and liabilities that are considered financial instruments are reflected at fair value. The carrying value of all other assets and liabilities approximates fair value.

b) **Use of estimates**: The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

c) **Cash and cash equivalents**: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents may consist of investments with stable net asset value ("NAV") money market funds which are valued based

on NAV per share as an acceptable proxy of fair value. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits. The Company does not have any restricted cash.

d) **Securities**: The Company does not carry customer accounts and generally does not carry any securities on its own account. Securities, if any, are traded in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency that are classified within appropriate level of the fair value hierarchy in accordance with ASC 820.

e) **Revenue recognition:** The Company adopted the guidance under ASU 2014-09, *Revenue from Contracts with Customers* and all related amendments on January 1, 2018 under the modified retrospective method of adoption.

The Company classifies its revenues into 12b-1 income and commissions.

12b-1 income: The Company earns fees for providing certain ongoing distribution and marketing support services for the FE Funds based on their respective prospectuses. The Interval Fund offers Class A and Class I shares. 12b-1 income is earned based on basis points of average net assets in the FE Funds, 25 basis points on Class A and Y, 75 basis points on Class A shares of the Interval Fund, 100 basis points on Class C, 35 basis points on R3 shares and 10 basis points on R4 shares. As a result, 12b-1 income is recognized over time as FE Funds simultaneously receive and consume the benefit from the 12b-1 services performed by the Company. The Company uses estimates in recording the accruals related to 12b-1 income, which are based on historical trends and are adjusted to reflect market conditions for the period covered.

Commissions: Included in Commissions revenues are underwriting retention, contingent deferred sales charges and 12b-1 fee commission. Semi-monthly the Company earns underwriting retention as underwriter of FE Funds and contingent deferred sales charge on redemptions of Class C shares prior to specified holding period. These revenues are derived from fees based on purchase and sale of FE Funds' shares. Underwriting retention revenue is based on the number of mutual fund positions purchased. Contingent deferred sales charges are based on number of mutual fund positions sold. The Company, as underwriter of the FE Funds, earns up to 50 basis points on sales charges of Class A shares. The Interval Fund may earn up to 350 basis points on sales charge for Class A shares. Contingent deferred sales charge is 1% fee charged on redemptions of Class C shares prior to specified holding period. For the Interval Fund, purchases of $250,000 or more of Class A shares will be subject to contingent deferred sales charge of 1% for early withdrawal during the first 12 months after their purchase. The Company also receives quarterly 12b-1 fee commission payments where there are no default dealers.

These commissions revenues are generally recognized at a point in time when the transaction is placed, or trade date. On trade date the shareholder of the FE Fund shares obtains control through a right to either own a security for a purchase or receive payment for a sale.

For the purposes of the disclosure of disaggregated revenue from contracts with customers required by ASU 2014-09, the Company presents the following types of revenue by sources: The Company recognized $92,133,900 in 12b-1 income which was paid out to non-affiliated financial institutions. Additionally, commissions revenues include $510,974 in underwriting retention, $358,953 in contingent deferred sales charges, as well as $1,111,961 in 12b-1 fee commission.

Other income: Other income consists of interest income earned on cash and cash equivalents. Other income is recorded on an accrual basis as earned.

As of December 31, 2020, $332,933 of commissions receivable and $426,602 of 12b-1 receivable related to revenue contracts are recorded on the statement of financial condition. The 12b-1 receivable balance is reflected in the balance receivable from the Parent on the statement of financial condition, pursuant to a Purchase and Sales agreement discussed in Note 5. The Company adopted the Current Expected Credit Loss (CECL) guidance issued by the FASB as of January 1, 2020, which requires the Company to record receivable balances at lower of amortized costs basis or fair value, with consideration of whether allowance for expected credit losses should be recognized. There is no material impact on receivables due to the adoption of CECL.

f) **12b-1 fees**: The Company pays 12b-1 fees to non-affiliated financial institutions for marketing, promotional and shareholder services on behalf of the FE Funds. The fees are based on contracted amounts and are paid monthly or quarterly, in accordance with the respective agreements. For the year ended December 31, 2020, 12b-1 fees amounted to $92,133,900 and is reflected as 12b-1 expense on the Statement of Operations. As of December 31, 2020, 12b-1 fees payable of $14,126,966 is reflected on the Statement of Financial Condition.

g) **Taxes**: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. The Company does not file any tax returns, but its taxable income is reported as part of the Parent's tax returns. The Parent is an LLC treated as a partnership and does not have tax liabilities in most jurisdictions but rather passes through its taxable income to its members. The Parent files a tax return with New York City ("NYC"), where it is liable for unincorporated business tax ("UBT"). The Company has a tax sharing arrangement with the Parent, whereby the Parent is reimbursed for taxes incurred from the results of the Company's operations, based on an apportionment factor attributed to NYC, multiplied by the applicable UBT rate. Consequently, the Company records income tax expense which represents its share of the Parent's current UBT liability, based on the Company's net income, as included in the Parent's UBT return.

The Parent also files a combined Texas franchise tax report, in which the Company is included as an affiliate. Unlike most states, Texas does not follow the federal tax treatment of partnerships and limited liability companies as flow-through and/or disregarded entities. In addition, beginning with 2020, Texas imposes economic nexus. Therefore, the Company is considered to be a taxable member of the Texas combined group. Consequently, the Company included $23,367 of the Texas franchise tax within Other expenses, representing its share of the Parent's combined current Texas tax liability, based on 70% of the Company's total revenues, multiplied by the combined Texas apportionment factor of the Parent's affiliated group, and multiplied by the applicable Texas tax rate.

Interest and penalties, if any, are recognized as incurred and are included in income taxes on the Statement of Operations.

3) Investments in Securities

For the year ended December 31, 2020, the Company did not hold investments in securities.

4) Contingencies

In the normal course of business operations, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions, but the Company is unable to predict the outcome of these matters. However, management believes the outcome of any resulting actions will not be material to the Company's Financial Statements.

5) Related-Party Transactions

The Company receives 12b-1 and commissions revenues from the FE Funds for the distribution of shares of the FE Funds. For the year ended December 31, 2020, total revenue from 12b-1 and commissions revenues were $92,133,900 and $1,981,888, respectively, and are reflected in the Statement of Operations. Receivables from the FE Funds as of December 31, 2020 were $332,933 and are included in commissions receivable on the Statement of Financial Condition.

Pursuant to a Purchase and Sales Agreement between the Company and the Parent, the Company sells certain receivables due from the FE Funds each business day to the Parent as a form of facilitating cash settlement of its revenue recognized from the FE Funds. The funds received from this Purchase and Sale Agreement are subsequently disbursed to non-affiliated financial institutions for the marketing and promotion of the FE Funds. For the year ended December 31, 2020, receivables totaling $92,133,900 were sold to the Parent of which $426,602 remains receivable from the parent as of December 31, 2020 and is reflected as a component of receivable from parent in the Statement of Financial Condition.

The Company pays monthly administrative fees to the Parent for ongoing administrative services provided to the Company in accordance with the Service Agreement between the Company and the Parent. The fees are allocated to the Company based on headcount and percentages of wages and time spent by certain employees of the Parent, and include services such as personnel, rent, telecommunication, and corporate services. The total administrative fee incurred by the Company for the year ended December 31, 2020 was $562,877 and is included in administrative fees to the parent on the Statement of Operations. As of December 31, 2020, the amount payable to the Parent for administrative services is $1,313 and is included as a component of payable to parent on the Statement of Financial Condition.

The Company is allocated a portion of occupancy related payments from the Parent, pursuant to the Service Agreement discussed above, based on headcount and percentages of wages and time spent by

certain employees of the Parent. This amount is reflected as a component of administrative fees to the parent on the Statement of Operations. The Company does not have the right to obtain substantially all of the economic benefits from the use of the asset, nor have the right to direct how and for what purposes the asset can be used.

6) Income Taxes

U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented on the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded entity for tax purposes through December 31, 2020, management has determined that there are no material uncertain income tax positions for the Company. As of December 31, 2020, income tax expense and taxes payable were $1,319 and $221 respectively, and are included in income taxes on the Statement of Operations and as a component of payable to the parent on the Statement of Financial Condition, respectively.

7) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subjected to Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC and capital rules of FINRA. The Company has elected to use the Alternative Net Capital method permitted by the Rule, which requires the Company to maintain minimum "net capital" equal to the greater of $250,000 or 2% of aggregate debit items arising from the reserve formula, as defined by the Rule. Net capital changes from day to day. At December 31, 2020, the Company had net capital of $1,898,373, resulting in excess net capital of $1,648,373. The minimum net capital requirements may restrict the payment of distributions.

8) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

9) New Accounting Pronouncements

Current Expected Credit Loss (CECL)
In June 2016, the FASB issued new guidance amending the current incurred loss impairment methodology. The new standard amends the methodology that reflects expected credit losses and

requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU changes how companies measure credit losses on most financial instruments, including accounts receivable. Companies will be required to estimate lifetime expected credit losses, which is generally expected to result in earlier recognition of credit losses. The guidance is effective for periods beginning after December 15, 2019. The Company has adopted the standard as of January 1, 2020 and there is no impact on the financial statement amounts.

10) Subsequent Events

The Company evaluated all subsequent events, including the Company's ability to continue as a going concern, for potential recognition and/or disclosure and concluded there were no subsequent events through February 26, 2021, the date these financial statements were available to be issued and approved by the Company's management.

Supplemental Information

FEF Distributors, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2020
CONFIDENTIAL

Total member's equity		$	2,988,443
Deductions and/or charges:			
Nonallowable assets from Statement of Financial Condition:			
Commissions receivable	$ 332,933		
Receivable from parent	426,602		
Other assets	330,535		
Total deductions and/or charges			1,090,070
Net capital before haircuts on proprietary positions			1,898,373
Haircuts on cash and cash equivalents (money market fund $0)			-
Net capital			1,898,373
Required net capital, greater of:			
Minimum dollar requirement	$ 250,000		
2% of combined aggregate debit items as shown in Formula for			
Reserve Requirements pursuant to Rule 15c3-3	-		250,000
Excess net capital		$	1,648,373

There are no material differences between the above computation and the Company's December 31, 2020 FOCUS Report Part IIA submitted on January 27, 2021.

Computation for Determination of Reserve Requirements under Rule 15c3-3   **Schedule II**

December 31, 2020

The Company claimed an exemption from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company is a limited purpose broker-dealer for the distribution of shares of mutual funds and interval fund, and may also engage in limited private placements of securities as wholesale placement agent. The Company did not hold customer accounts or receive customer cash or securities during the year-ended December 31, 2020.

Information Relating to Possession or Control Requirements Under Rule 15c3-3   **Schedule III**

December 31, 2020

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company is a limited purpose broker-dealer for the distribution of shares of mutual funds, and may also engage in limited private placements of securities as wholesale placement agent. The Company did not hold customer accounts or receive customer cash or securities during the year-ended December 31, 2020.